SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number)

Atanas H. Atanasov

Executive Vice President and Chief Financial Officer

HF Sinclair Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

Tel: (214) 871-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HF Sinclair Corporation 87-2092143
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 47.2% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)

Certain direct and indirect wholly owned subsidiaries of HF Sinclair Corporation, including HollyFrontier Corporation, HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., HF Sinclair Navajo Refining LLC, HEP Logistics Holdings, L.P., HF Sinclair Woods Cross Refining LLC and Holly Logistics Limited LLC, are the record owners of 59,630,030 of these Common Units.

(3)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,006 Common Units
	8	SHARED VOTING POWER 59,625,024 Common Units
	9	SOLE DISPOSITIVE POWER 5,006 Common Units
	10	SHARED DISPOSITIVE POWER 59,625,024 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 47.2% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)

Certain direct and indirect wholly owned subsidiaries of HollyFrontier Corporation, including HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., HF Sinclair Navajo Refining LLC, HEP Logistics Holdings, L.P., HF Sinclair Woods Cross Refining LLC and Holly Logistics Limited LLC, are the record owners of 59,485,024 of these Common Units. 140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

(3)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,800 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,800 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 184,800 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.1% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,260,110 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER (3) 59,260,110 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (4) 46.9% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.
(4)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,260,110 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER (3) 59,260,110 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (4) 46.9% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.
(4)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,260,110 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER (3) 59,260,110 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (4) 46.9% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.
(4)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,260,110 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER (3) 59,260,110 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (4) 46.9% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of 58,865,230 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.
(4)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 58,865,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 58,865,230 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 58,865,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 46.6% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of these Common Units.
(3)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 21,615,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 17.1% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HEP Logistics Holdings, L.P. 20-0833056
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 37,250,000 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 37,250,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 37,250,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 29.5% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HF Sinclair Navajo Refining LLC 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 119,688 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 119,688 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 119,688 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 0.1% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named HollyFrontier Navajo Refining LLC.
(3)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HF Sinclair Woods Cross Refining LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 60,426 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 60,426 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,426 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 0.05% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named HollyFrontier Woods Cross Refining LLC.
(3)	Calculation is based on 126,440,201 Common Units outstanding as of July 31, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 3, 2023.

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation) (“HollyFrontier”), Navajo Holdings, Inc. (“Navajo Holdings”), Navajo Pipeline GP, L.L.C. (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C. (“Navajo Pipeline LP”), Navajo Pipeline Co., L.P. (“Navajo”), Holly Logistic Services, L.L.C. (“HLS”), Holly Logistics Limited LLC (“HLL”) and HEP Logistics Holdings, L.P. (“HEP GP”, and together with HollyFrontier, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS and HLL, the “Initial Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 4 thereto filed on August 6, 2012, by the Initial Filing Persons (other than HEP GP), HollyFrontier Holdings LLC (“Holdings”), HF Sinclair Navajo Refining LLC (formerly named HollyFrontier Navajo Refining LLC) (“NRC”) and HF Sinclair Woods Cross Refining LLC (formerly named HollyFrontier Woods Cross Refining LLC) (“HFWC” and, together with HF Sinclair Corporation (“HF Sinclair”), Holdings, NRC and the Initial Filing Persons, the “Reporting Persons”), as further amended by Amendment No. 5 thereto filed on March 22, 2013, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 6 thereto filed on October 11, 2016, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 7 thereto filed on May 5, 2017, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 8 thereto filed on October 20, 2017, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 9 thereto filed on November 1, 2017, by the Reporting Persons (other than HF Sinclair) as further amended by Amendment No. 10 thereto filed on February 23, 2018, by the Reporting Persons (other than HF Sinclair), as further amended by Amendment No. 11 thereto filed on August 12, 2021 by the Reporting Persons (other than HF Sinclair), as further amended by Amendment No. 12 thereto filed on March 17, 2022 by the Reporting Persons, and as further amended by Amendment No. 13 thereto filed on May 4, 2023 by the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)

HF Sinclair Corporation, a Delaware corporation (“HF Sinclair”), is the parent of HollyFrontier Corporation, a Delaware corporation and formerly named Holly Corporation (“HollyFrontier”), HollyFrontier Holdings LLC (“Holdings”), a Delaware limited liability company, Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”), Holly Logistics Limited LLC, a Delaware limited liability company (“HLL”), HF Sinclair Navajo Refining LLC, a Delaware limited liability company (“NRC”), HF Sinclair Woods Cross Refining LLC, a Delaware limited liability company (“HFWC”) and HEP Logistics Holdings, L.P., a Delaware limited partnership (“HEP GP”, together with HF Sinclair, HollyFrontier, Holdings, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS, HLL, NRC and HFWC, the “Reporting Persons”).

(2)	HollyFrontier is a wholly owned subsidiary of HF Sinclair.

(3)	Holdings is a wholly owned subsidiary of HollyFrontier.

(4)	NRC is a wholly owned subsidiary of HollyFrontier.

(5)	HFWC is a wholly owned subsidiary of HollyFrontier.

(6)	Navajo Holdings is a wholly owned subsidiary of HollyFrontier.

(7)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(8)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(9)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(10)	HLS is a wholly owned subsidiary of Navajo.

(11)	HLL is a wholly owned subsidiary of HLS.

(12)	HEP GP has one general and limited partner, which are HLS and Navajo, respectively.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b) Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of the Reporting Persons is 2828 N. Harwood, Suite 1300, Dallas, TX 75201.

(c) Present Principal Occupation or Principal Business:

(1)

The principal business of HF Sinclair is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(2)

The principal business of HollyFrontier is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(3)	The principal business of Holdings is to own Common Units in the Issuer and certain other securities in a subsidiary of the Issuer.

(4)	The principal business of NRC is to own and operate the Navajo refinery and related assets.

(5)	The principal business of HFWC is to own and operate the Woods Cross refinery and related assets.

(6)

The principal business of Navajo Holdings is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(7)	The principal business of Navajo Pipeline GP is to serve as the general partner of Navajo.

(8)	The principal business of Navajo Pipeline LP is to serve as the limited partner of Navajo.

(9)	The principal business of Navajo is to own all of the membership interests in HLS and serve as the limited partner of HEP GP.

(10)	The principal business of HLS is to serve as the general partner of HEP GP, and as the sole member of HLL.

(11)

The principal business of HLL is to own Common Units in the Issuer. The principal business of the Issuer is to own and operate (through its subsidiaries) product and crude pipelines, tankage, terminals and loading facilities.

(12)	The principal business of HEP GP is to serve as the general partner of the Issuer.

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) are as follows:

HF Sinclair Corporation

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Director	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Michael C. Jennings	Executive Vice President, Corporate	Executive Officer of HF Sinclair, HLS and certain of its affiliates	26,377	*

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

Valerie Pompa	Executive Vice President, Operations	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Steven Ledbetter	Executive Vice President, Commercial	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Franklin Myers	Chairperson of the Board	Senior Advisor of Quantum Energy Partners	0	—

Anne-Marie N. Ainsworth	Director	Former President and Chief Executive Officer of the general partner of Oiltanking Partners, L.P. and of Oiltanking Holding Americas, Inc.	0	—

Anna C. Catalano	Director	Former Group Vice President, Marketing, for BP plc	0	—

Leldon E. Echols	Director	Former Executive Vice President and Chief Financial Officer of Centex Corporation	0	—

Manuel J. Fernandez	Director	Former Managing Partner of KPMG LLP’s Dallas office	0	—

Rhoman J. Hardy	Director	Former Senior Vice President, Shell Chemicals and Products, U.S. Gulf Coast, Shell USA, Inc.	0	—

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
R. Craig Knocke	Director	Director of Turtle Creek Trust Company, Chief Investment Manager and Portfolio Manager of Turtle Creek Management, LLC, Principal and a non-controlling manager and member of TCTC Holdings, LLC	0	—

Robert J. Kostelnik	Director	Principal at Glenrock Recovery Partners, LLC	0	—

James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	26,629(2)(3)	*

Ross B. Matthews	Director	Chief Operating Officer of REH Company (formerly known as The Sinclair Companies)	0	—

Norman Szydlowski	Director	Former President, Chief Executive Officer and Director of SemGroup Corporation	0	—

* Less than 0.1%

HollyFrontier

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Director	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Director	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Director	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

Valerie Pompa	Executive Vice President, Operations	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Steven Ledbetter	Executive Vice President, Commercial	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
* Less than 0.1%

Holdings

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Manager	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

*	Less than 0.1%

Navajo Holdings

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Director	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Director	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Director	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

*	Less than 0.1%

Navajo Pipeline GP

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Manager	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

*	Less than 0.1%

Navajo Pipeline LP

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Manager	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

*	Less than 0.1%

Navajo

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

*	Less than 0.1%

HLS

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Michael C. Jennings	Chief Executive Officer and President and Chairperson of the Board	Executive Officer of HF Sinclair, HLS and certain of its affiliates	26,377	*

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

John W. Harrison, Jr.	Senior Vice President, Chief Financial Officer and Treasurer	Executive Officer of HLS and certain of its affiliates	0	—

Robert I. Jamieson	Senior Vice President and Chief Operating Officer	Executive Officer of HLS and certain of its affiliates	38,354(4)	*

Larry R. Baldwin	Director	Former Partner at Deloitte LLP	36,150(3)	*

Christine B. LaFollette	Director	Partner Emeritus at Akin Gump Strauss Hauer & Feld LLP	30,698(3)	*

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	26,629(2)(3)	*

Eric L. Mattson	Director	Former Executive Vice President, Finance of Select Energy Services, Inc.	28,698(3)	*

Mark A. Petersen	Director	Former Vice President, Transportation for Sinclair Oil LLC (formerly named Sinclair Oil Corporation) and Former Director and President of Sinclair Transportation Company LLC	10,463(3)	*

*	Less than 0.1%

NRC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Manager	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

Valerie Pompa	Executive Vice President, Operations	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Steven Ledbetter	Executive Vice President, Commercial	Executive Officer of HF Sinclair and certain of its affiliates	0	—

* Less than 0.1%

HFWC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned
Timothy Go	Chief Executive Officer and President and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer and Manager	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary and Manager	Executive Officer of HF Sinclair, HLS and certain of their affiliates	0	—

Valerie Pompa	Executive Vice President, Operations	Executive Officer of HF Sinclair and certain of its affiliates	0	—

Steven Ledbetter	Executive Vice President, Commercial	Executive Officer of HF Sinclair and certain of its affiliates	0	—

*	Less than 0.1%
(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

(2)

The number reported includes 285 common units owned by Mr. Lee’s wife. Mr. Lee’s wife has the right to receive distributions from, and the proceeds from the sale of, these common units. Mr. Lee disclaims beneficial ownership of the common units held by his wife except to the extent of his pecuniary interest therein.

(3)

The number reported includes 6,150 common units to be issued to the non-management director upon settlement of phantom units, some of which may vest and be settled within 60 days of August 16, 2023 under certain circumstances. Until settled, the non-management director has no voting or dispositive power over the common units underlying the phantom units.

(4)	The number reported does not include unvested phantom units and performance units.

Neither HLL nor HEP GP have directors or officers.

The principal business address and principal office address of the executive officers and directors listed above is 2828 N. Harwood, Suite 1300, Dallas, TX 75201.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On August 15, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HF Sinclair, Navajo, Holly Apple Holdings LLC (the “Merger Sub”), HLS, and HEP GP, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of HF Sinclair (the “Merger”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Common Unit other than Common Units owned by HF Sinclair and its subsidiaries (each, a “Public Common Unit”), will be converted into the right to receive (a) 0.3150 shares of common stock, par value $0.01 per share, of HF Sinclair (the “HF Sinclair Common Stock”) and (b) $4.00 in cash per Common Unit, without interest (the “Cash Consideration” and, together with the shares of HF Sinclair Common Stock to be issued in the Merger, the “Merger Consideration”).

In connection with the Merger, (i) HLS’s non-economic general partner interest in the Issuer, (ii) HLS’s Special General Partner Interest in the Issuer and (iii) the Common Units owned by HF Sinclair and its subsidiaries, including Navajo, will not be cancelled, will not be converted into the Merger Consideration and will remain outstanding following the Merger as a non-economic general partner interest in the Issuer, a Special General Partner Interest in the Issuer and as Common Units, respectively.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary closing conditions, including, among others: (i) approval of the Merger Agreement by holders of a majority of outstanding Common Units; (ii) approval of the issuance of shares of HF Sinclair Common Stock as part of the Merger Consideration by the HF Sinclair Stockholders; (iii) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated by the Merger Agreement or making the consummation of such transactions illegal; (iv) termination or expiration of any waiting period contemplated by the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (v) the effectiveness of a registration statement on Form S-4 relating to the shares of HF Sinclair Common Stock to be issued by HF Sinclair as part of the Merger Consideration; (vi) approval for listing on the New York Stock Exchange (“NYSE”), subject to official notice of HF Sinclair Common Stock issuance, if required, of the shares of HF Sinclair Common Stock deliverable to the holders of the Common Units as contemplated by the Merger Agreement, or compliance with any notice requirement for the use of treasury shares required in place of an approved NYSE listing application; (vii) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; and (viii) compliance by each party in all material respects with its covenants.

The Merger Agreement provides for certain termination rights for both HF Sinclair and the Issuer, including in the event that (i) the parties agree by mutual written consent duly authorized by the board of directors of HF Sinclair and the conflicts committee of the board of directors of HLS, respectively, to terminate the Merger Agreement, (ii) the Merger is not consummated by February 15, 2024, (iii) a law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement is in effect and has become final and non-appealable, (iv) the Partnership Unitholder Approval is not obtained at the special meeting of the limited partners of the Issuer, (v) the HF

Sinclair Stockholder Approval is not obtained at the special meeting of the HF Sinclair stockholders, (vi) either party breaches or fails to perform certain of its representations, warranties, covenants or agreements set forth in the Merger Agreement (subject to certain materiality thresholds and cure periods), or (vii) an adverse recommendation change by either HF Sinclair or the Issuer occurs. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, (i) the Issuer will be obligated to reimburse HF Sinclair for its expenses, up to a maximum amount of $5.0 million, (ii) HF Sinclair will be obligated to reimburse the Issuer for its expenses, up to a maximum amount of $5.0 million, or (iii) the terminating party shall promptly pay the designee of the non-terminating party a termination fee in an amount in cash equal to $10.0 million, in the event the Issuer is the owing party, or $20.0 million, in the event HF Sinclair is the owing party.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.4 hereto and is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)

HLL is the record and beneficial owner of an aggregate of 21,615,230 Common Units, representing 17.1% of the Common Units. Navajo is the record owner of 254,880 Common Units and the beneficial owner of an aggregate of 394,880 Common Units, representing 0.3% of the Common Units. HollyFrontier is the record owner of 145,006 Common Units (140,000 of which HollyFrontier holds of record as nominee for Navajo) and beneficial owner of 5,006 Common Units, representing 0.1% of the Common Units. Holdings is the record and beneficial owner of 184,800 Common Units, representing 0.1% of the Common Units. NRC is the record and beneficial owner of 119,688 Common Units, representing 0.1% of the Common Units. HFWC is the record and beneficial owner of 60,426 Common Units, representing 0.05% of the Common Units. HEP GP is the record and beneficial owner of 37,250,000 Common Units, representing 29.5% of the Common Units. No other Reporting Person directly owns any Common Units.

(2)

In its capacity as the owner of 100% of the membership interests in HLL and in its capacity as the general partner of HEP GP, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 58,865,230 Common Units, representing 46.6% of the Common Units. In its capacity as the owner of 100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,260,110 Common Units, representing 46.9% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,260,110 Common Units, representing 46.9% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holdings, NRC and HFWC, HollyFrontier may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,630,030 Common Units, representing 47.2% of the Common Units. In its capacity as the owner of 100% of the common stock of HollyFrontier, HF Sinclair Corporation may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,630,030 Common Units, representing 47.2% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)

Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

(6)	The Reporting Persons’ and Listed Persons’ ownership has been adjusted to reflect the two-for-one unit split of the Common Units, which occurred on January 16, 2013.

(b)

The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) HF Sinclair Corporation who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HFWC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,630,030 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, HEP GP, NRC and HFWC, subject to certain exceptions, (ii) HollyFrontier who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HFWC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,630,030 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, HEP GP, NRC and HFWC, subject to certain exceptions, (iii) Navajo Holdings, Navajo, Navajo Pipeline LP and Navajo Pipeline GP who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,260,110 Common Units owned by Navajo, HEP GP and HLL, subject to certain exceptions, and (iv) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 58,865,230 Common Units owned by HEP GP and HLL, subject to certain exceptions. Further, the executive officers and members of the board of directors of each of the Reporting Persons share the power to vote or direct the vote, and to dispose or to direct the disposition of, all of the Common Units directly owned by each respective Reporting Person, subject to certain exceptions. The number of Common Units each such Reporting Person directly holds is disclosed in Item 5(a)(1) and is incorporated herein.

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected transactions in the Common Units in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following at the end thereof:

The information in Item 4 of this Amendment with respect to the Merger Agreement and the Merger is incorporated in this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit 99.4	Agreement and Plan of Merger, dated August 15, 2023, by and among Issuer, HF Sinclair, Navajo, Merger Sub, HLS, and HEP GP (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed on August 16, 2023, File No. 001-32225).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HF SINCLAIR CORPORATION

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HOLLYFRONTIER CORPORATION

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HOLLYFRONTIER HOLDINGS LLC

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	NAVAJO HOLDINGS, INC.

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	NAVAJO PIPELINE CO., L.P.

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HOLLY LOGISTICS LIMITED LLC

	By:	Holly Logistic Services, L.L.C.,
Its sole member

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HF SINCLAIR NAVAJO REFINING LLC

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HEP LOGISTICS HOLDINGS, L.P.

	By:	Holly Logistic Services, L.L.C.,
Its general partner

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	HF SINCLAIR WOODS CROSS REFINING LLC

	By:	/s/ Timothy Go
	Name:	Timothy Go
	Title:	Chief Executive Officer and President

SIGNATURE PAGE TO SCHEDULE 13D